SCMP Group Limited

(INCORPORATED IN BERMUDA WITH LIMITED LIABILITY)

JUN 17 AM 11:38

82-3327

02034967

BY REGISTERED POST

30 May 2002

Exemption No. 33-51010

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street, N. W.
Room 3099
Office of International Corporate Finance
Mail Shop 3-7, Washington D. C. 20549
U. S. A.

PROCESSED
JUN 26 2002
THOMSON FINANCIAL

Dear Sirs,

SCMP Group Limited (Exemption No. 33-51010)

On behalf of SCMP Group Limited, a company listed in Hong Kong, I am furnishing herewith the below listed document pursuant to Rule 12g3-2(b) (iii) under the Securities Exchange Act of 1934:

> Announcement on Results of Annual General Meeting
> dated 29 May 2002

Yours faithfully,
For and on behalf of
SCMP Group Limited

Vera Leung
Legal Counsel & Company Secretary

VL/sl
Encl. (Total 2 pages including this page)

CoSec\Correspondence\Distribution-Announcement.doc

MORNING POST CENTRE, 22 DAI FAT STREET, TAI PO INDUSTRIAL ESTATE, N.T., HONG KONG.
TELEPHONE 2680 8888 / 2565 2333 Direct Line FACSIMILE 2680 8860

SCMP Group Limited

SCMP集團有限公司*

(Incorporated in Bermuda with limited liability)

The Stock Exchange of Hong Kong Limited takes no responsibility for the content of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the content of this announcement.

Results of Annual General Meeting

Shareholders of SCMP Group Limited (the "Company") have approved the amendments to the Share Option Scheme adopted on 27 October 1997 (the "Share Option Scheme") and the reduction of share premium account of the Company (the "Share Premium Account") effective on 29 May 2002.

The Directors of the Company are pleased to announce that at the annual general meeting held on 29 May 2002, an ordinary resolution to approve the amendments to the rules of the Share Option Scheme as set out in the circular to shareholders dated 25 April 2002 and a special resolution to approve the reduction of the Share Premium Account effective on 29 May 2002 were duly passed.

By Order of the Board
Vera Leung
Company Secretary

Hong Kong, 29 May 2002

* *For identification purpose only*